Exhibit 99.1

Brooge Energy LTD Signs Offtake Agreement with Super Major Oil Company

NEW YORK, May 04, 2020 (GLOBE NEWSWIRE) --  Brooge Energy Limited (“Brooge Energy” or the “Company”) (NASDAQ: BROG), a midstream oil storage and service provider strategically located outside the Strait of Hormuz, adjacent to the Port of Fujairah in the United Arab Emirates (“UAE”) through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), announced today it has signed an offtake contract with an oil trading company which is one of the “Super major” oil companies in the world, to provide oil storage in Phase I for an initial six month period commencing on 28th April 2020. The contract is renewable for another six months subject to agreement from both parties.

Nicolaas L. Paardenkooper, CEO of Brooge Energy and BPGIC, said, “The recent and significant increase in the world’s oil supply at a time when demand for oil has fallen has caused oil storage capacity worldwide to rapidly fill up, and storage tanks in Fujairah to reach full capacity. As a result of these new market dynamics, we successfully negotiated with our existing Phase I offtake customer for the return of 129,000 cbm of storage capacity, which we have now fully contracted in order to accommodate the requirements of the super major oil company. We are pleased to kick start this partnership alongside executing on our long-term expansion plans, which are expected to position us as the largest independent storage provider in Fujairah upon completion of our Phase III build-out.”

BPGIC is a key independent storage provider in Fujairah, UAE, conveniently situated in the East-coast port of Fujairah on the Gulf of Oman, which owns capacity to store Clean Petroleum Products and Fuel Oil using some of the latest technology to maximize company performance and efficiency, while reducing operating costs. Through the development of its Phase II and Phase III facilities, it is also building capacity to store crude oil using similar technology.

About Brooge Energy Limited

Brooge Energy, formerly known as Brooge Holdings, conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity. BPGIC is a midstream oil storage and service provider strategically located outside the Strait of Hormuz adjacent to the Port of Fujairah in the United Arab Emirates. BPGIC’s oil storage business differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses. For more information please visit www.broogeholdings.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Energy’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (3) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Phase III FEED study; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact
KCSA Strategic Communications
Valter Pinto / Elizabeth Barker
+1 212-896-1254 or +1 212-896-1203
BROG@kcsa.com